Exhibit 99.4

Fenbo Holdings Limited

Registered Company No 394572

(the Company)

Proxy Form for Extraordinary General Meeting

I/We1	________________________________________________________
of	________________________________________________________

being a member/members of the Company and the holder/holders of ______________________________________ (number and class of shares) appoint as my/our proxy [2]
________________________________________________________
of	________________________________________________________

at the extraordinary general meeting of the Company to be held at Unit J, 19/F, World Tech Centre, 95 How Ming Street, Kwun Tong, Kowloon, Hong Kong on July 31, 2026 at 11:00 a.m. (local time) (or shortly after the conclusion or adjournment of the meeting of the holders of the Class A Ordinary Shares and the meeting of the holders of the Class B Ordinary Shares, both of which will be convened on the same day) and at any adjournment of that meeting.

Please indicate with a tick mark in the spaces opposite to the resolution how you wish the proxy to vote on your behalf. In the absence of any such indication, the proxy may vote for or against the resolutions or may abstain at his/her discretion.

Resolution		For	Against	Abstain

1	RESOLVED, as a special resolution that, subject to approval by the holders of Class A Ordinary Shares of the Proposal 1 of the Class A Meeting and the holders of Class B Ordinary Shares of the Proposal 1 of the Class B Meeting, to approve the increase of the voting rights attached to each Class B Ordinary Share from twenty (20) votes to two hundred (200) votes on all matters subject to vote at general meetings of the Company, with immediate effect.	☐	☐	☐
2	RESOLVED, as a special resolution that, subject to approval by the holders of Class A Ordinary Shares of the Proposal 2 of the Class A Meeting and the holders of Class B Ordinary Shares of the Proposal 2 of the Class B Meeting, the Company adopt the amended and restated memorandum and articles of association (the ARM&A) in its entirety and in substitution for and to the exclusion of the currently effective memorandum and articles of association, the form of which is attached to this notice and the accompany proxy statement as Appendix 1, with immediate effect.	☐	☐	☐

1 Full name(s) and address(es) to be inserted in block letters.

2 Insert name and address of the desired proxy in the spaces provided. If you wish to appoint the chairperson, write “The chairperson” without inserting an address.

Dated ______________ 2026

Executed by: _________________________
Signature of shareholder Name of Authorised Officer/Attorney: ________________________[3]

3 To be completed if the shareholder is a corporation – please insert name of authorised officer/attorney signing on behalf of the corporate shareholder.